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                                                                 Exhibit (a)(12)

[LOGO]                               CONTACT:      Media/Investors: Kevin Whalen
                                                   (612) 830-3251
                                                   Investors: Tim Hassett
                                                   (612) 830-4745
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FOR IMMEDIATE RELEASE

              JOSTENS ANNOUNCES PRELIMINARY TENDER OFFER RESULTS;
           COMPANY EXPECTS TO BUY MORE THAN 7 MILLION SHARES AT $24

    MINNEAPOLIS, Sept. 1, 1995 - Jostens Inc. (NYSE: JOS) said today that, based on a preliminary count, it expects to purchase 7,011,437 shares of its common stock for $24 per share, the maximum allowed under the terms of a Modified Dutch Auction tender offer that expired this morning.

    The number of shares expected to be purchased includes 3,041,744 shares tendered pursuant to guaranteed delivery, the company said.

    The preliminary count by Norwest Bank Minnesota, N.A., depositary for the offer, indicated that 9,217,107 shares were tendered and not withdrawn at or below the $24 purchase price, which was selected by the company. As a result of the oversubscription, the number of shares actually purchased from each tendering shareholder will be prorated. The preliminary proration factor is 76.1 percent.

    Last month, Jostens said it would purchase up to 6.1 million shares at a price ranging from $21.50 to $24.50. Jostens is exercising its right to increase the number of shares purchased to the maximum permitted by the offer, which expired at 8 a.m. EDT.

    The number of shares to be purchased and the purchase price are subject to final verification that all shares tendered and not withdrawn have been properly delivered. Payment for shares accepted for purchase will be made as soon as practicable. All shares tendered and not purchased by the company will be returned promptly to shareholders.

    The shares expected to be purchased represent 15.4 percent of the 45.5 million shares outstanding immediately prior to the offer. After purchasing the shares, Jostens will have about 38.5 million shares outstanding.

                                    -more-


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                            [LETTERHEAD OF JOSTENS]
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JOSTENS TO PURCHASE MORE THAN 7 MILLION SHARES.../2


    Over the last two years, the company has divested businesses that no longer fit its strategic direction, including the sale of the Jostens Learning business in June. Jostens is funding the share repurchase from its cash balance and from short-term borrowings.

    Minneapolis-based Jostens is a leading provider of products and services that help people celebrate achievement, reward performance, recognize service and commemorate experiences throughout their lives. The company had fiscal 1995 sales of $665 million.

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